Exhibit 99.1

November 2015 Annual General Meeting

www.recitcollage.com 2 This presentation contains information that may constitute forward - looking statements and uses forward - looking terminology such as "anticipate" "propose" "expect" and "will," negatives of such terms or other similar statements . You should not place undue reliance on any forward - looking statement due to its inherent risk and uncertainties, both general and specific . Although we believe the assumptions on which the forward - looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate . Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face ; failure to innovate and provide products and services that are useful to users ; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions ; our dependence on advertising revenues ; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future ; increased regulatory scrutiny that may negatively impact our business ; legal proceedings that may result in adverse outcomes ; failure to maintain and enhance our brand ; uncertainty as to our ability to protect and enforce our intellectual property rights ; and uncertainty as to our ability to attract and retain qualified executives and personnel . The forward - looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change . The Company specifically disclaims any obligation to update the forward - looking information in the future . Therefore, this forward - looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release . Our plans may differ materially from information contained in the forward - looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management . FORWARD - LOOKING STATEMENTS

20.2 million total U.S. college student enrollment in fall 2015 (U.S. Department of Education) 15.0 million total U.S. high school student enrollment in fall 2015 (U.S. Department of Education) $163 billion total U.S. college student discretionary spending (Refuel Agency) Teens aged 13 to 17 create more “ word - of - mouth ” content than any other age group (Keller Fay Group) $20.79 billion in - app mobile advertising spend projected in 2015 ( eMarketer ) Highly valued demographic for Multinational brands as students making first time (and potentially life - long) purchasing decisions; however this is an incredibly difficult demographic to access. Has been targeted by many companies without anyone gaining a significant distribution or footprint ( until now )! Market is “renewable” as every year a new batch of students enter the market. 3 Why Students? Large Market Opportunity

MOKO has the exclusive rights to provide its award - winning app, REC*IT, to 1,100 U.S. colleges (and growing), up from approx 600 colleges 18 months ago, representing approximately 50% of the U.S. college population and over 11 million students Colleges : REC*IT and REC*IT Fitness – these two products reach an addressable audience of around 75%* of the total student population. Speakiesy – addresses 100% of students MOKO has the exclusive rights to provide its app, BigTeams powered by REC*IT , to 4,600 U.S. middle and high schools , representing approximately 15% of the U.S. high school population and over 2 million students – and their parents. High Schools and Middle Schools: Big Teams reaches 50%* of the student population and their parents *Based on data provided by the Colleges and NIRSA and High School Associations 4 Market Reach

www.recitcollage.com 5 MOKO has exclusive access , in perpetuity, to provide REC*IT to across all U.S. regions 1,100 Colleges Available to Colleges Across the U.S. has 38 U.S. colleges, including member colleges at two conferences … REC*IT is available at 36 of those colleges has over 140 U.S. colleges, including member colleges at seven conferences … REC*IT is available at over 120 of those colleges MOKO has secured digital access to students, through REC*IT, at colleges overlapping with large rights aggregators

www.recitcollage.com 6 MOKO has the exclusive mobile app platform that students use to manage their intramural, social and recreational activities Key partnership with IMLeagues for exclusive rights across 1 , 100 top U . S . and Canadian colleges for intramural, social and recreational activities Rights with more than 4 , 600 middle and high schools athletics Leveraging the success of REC*IT while specifically targeting active users of campus recreation centers for group fitness activities First - to - market “ closed campus” social platform as a non - ephemeral community builder MOKO Products: Portfolio Overview

The Official Intramural and Rec Sports App for more than 1,100 U.S. Colleges

www.recitcollage.com 8 REC * IT is incumbent, embedded REC*IT is deeply embedded in each member school’s existing ecosystem and university staff around the country now count on our leading management software, available through our exclusive partnership with IML, to effectively administer their intramural and recreational sports programming. Unprecedented access to a growing 1,100 colleges protected by exclusive rights, in perpetuity , to the IML management software (SaaS) and its corresponding data stream, creating a significant barrier to entry. Paired with our major ongoing commitment to relationship support across the previously underserved campus rec community, we can only expect to enhance our positions going forward.

www.recitcollage.com SCREEN VIEWS /DAY 349,137 SCREENS /SESSION More than 8 1,000+ 9 1 st APP LAUNCHES ~450,000 COLLEGES & UNIVERSITIE S 1,100 AVG. SESSION LENGTH 5 M 20 SEC 375% DOWNLOAD INCREASE SINCE 2014 AGM USAGE STATS 19% 18 25% 19 24% 20 20% 21 12% 22 USER AGE 72% 28% USERS RETURN IN 24 HRS 70% Key Metrics

www.recitcollage.com 10 REC*IT already has relationships with rec administrators at some of the largest Colleges & Universities in the U.S. & Canada. These “Ambassadors” provide us with: Our Relationships Bring Direct Value Don Mills – Coordinator, Intramural Sports - University of South Carolina “REC*IT has really helped our program connect with the students. The students today really love to use their phones - love to text, love to go on the different social medias. So having REC*IT as a bridge to communicate with the students about what's going on with our sports leagues, about when their games are, and then how to form teams and interact with their teammates is really a huge thing for us and will only help us to grow the quality of our program at USC.” Victoria Landrone – Coordinator, Competitive Sports – University of Wisconsin – Madison “REC*IT is helping by providing a customer service that nobody else can do. They’re literally putting something in the palm of your hand saying, ' Here’s what you love to do - you love to play intramural sports, you love fitness. We’re laying it out for you right here to have in your hand wherever you go and making it as easy as possible . ' ” • Access to millions of potential users • On - campus promotion • Digital promotion through IML and social media • Product & marketing feedback

www.recitcollage.com 11 Rec administrators on campuses across the country are promoting REC*IT on MOKO’s behalf through their on - campus rec centers and social media accounts On - Campus Marketing and Social Promotion

www.recitcollage.com 12 REC * IT is reaching the audience AGM 2014 circa 120,000 AGM 2015 450,000+ AGM 2016 our target is more than 1 million

Campus Fitness in the Palm of Your Hand

www.recitcollage.com REC*IT FITNESS REC*IT FITNESS will enter the college fitness space end of November 2015 with a soft - launch on 125 U.S. colleges via the existing REC*IT college network. The App is a response to the immense growth and popularity of high - quality fitness programming at partner colleges. There are no competitors with a similar mobile app designed specifically for managing and scheduling group fitness activities on college campuses 14

Unlock Your Campus

www.recitcollage.com 16 35% male / 65% female, selected from on - campus top fraternities and sororities 1 2 3 Designed in response to student demand for a service that is separate from Facebook and will block outsiders Speakiesy can be joined only by using a student’s campus . edu email address, making it an exclusive “VIP” social community Social app: what’s cool on campus, what’s happening & where, selfies, social sharing of fun photos and videos 4 5 Speakiesy will be made available for use across US. colleges, however, marketing will be concentrated on an initial ten colleges for the purpose of focusing marketing prior to a wider roll - out in 2016 Speakiesy

The Official Athletic App for 4,600 U.S. Middle & High Schools

www.recitcollage.com BigTeams powered by REC*IT • The mobile app is exclusive to over 4,600 middle and high schools • BigTeams is used by athletic d irectors and coaches d aily to manage schedules, student eligibility, communications with parents and press, and more • Creates an opportunity to engage and capture students (and parents) from high school through college and beyond • BigTeams powered by REC*IT will be the preferred mode of communication for students and parents to check scores, standings, schedules and see photos • 43% of BigTeams’ existing website users are 35 - 54 (parents) 18

Using our dominant position in the 35 million + student market, MOKO is pursuing strategic growth opportunities with industry leaders. Aggregation of Complementary businesses under the MOKO NASDAQ umbrella – MOKO is actively exploring potential merger and acquisition transactions with complementary businesses. Development of MOKO’s unique suite of assets – With the largest platform across the student landscape, MOKO has an unprecedented and unique opportunity. We are focused on developing the ”real estate” to attract the best transaction and return for shareholders. 19 Strategic Opportunities